STOCK SURRENDER AGREEMENT

THIS STOCK SURRENDER AGREEMENT (this "Agreement") is made as of 04 / 12 / 2024_____, by and between MiTec, PBC, a Delaware corporation (the "Company") and Jennifer Kassan ("Other Party")

WHEREAS Other Party owns stock in the Company ("Stock) that she wishes to surrender back to the Company;

WHEREAS the Company has agreed to accept the surrender of the Stock;

NOW, THEREFORE, in consideration for their mutual promises and intending to be legally bound, the parties agree as follows:

1. Surrender of Stock

    (a) Surrender and Acceptance by Company. Other Party hereby surrenders (the "Surrender") to the Company, and the Company hereby accepts from Other Party, the Stock, free and clear of any liens, mortgages, adverse claims, charges, security interests, encumbrances, any interest of any third party or other restrictions or limitations whatsoever of any kind.

    (b) Adjustment of Records.   Upon the Surrender, the Company shall adjust its books and records with respect to the Other Party's equity interest in the Company.

2. Other Party Representations and Warranties. Other Party is the sole registered owner of the Stock. Other Party has full and valid title to the Stock to be surrendered to the Company, and there will be no existing impediment to the transfer of the Stock to the Company. The Stock is free and clear of all liens, charges, and encumbrances. Other Party has the right, power, legal capacity and authority to enter into this Agreement and surrender the Stock, free and clear of any statutory, contractual, or other limitations and to enter into and perform his obligations under this Agreement. No consents or approvals are necessary in connection with this Agreement.

3. Applicable Law. This Agreement Shall be governed by the laws of Delaware without regard to the rules of conflict of laws of such state that would cause the laws of another jurisdiction to apply.

4. Entire Agreement; Amendments. This Agreement and the documents contemplated hereby represent the entire agreement among the parties hereto with respect to the subject matter hereof, and no amendment hereto shall be effective unless in writing and signed by the party sought to be charged thereby.

5. Counterparts; Facsimile Signature. This Agreement may be executed in one or more counterparts, each of which Shall be deemed an original, but all of which, together, shall constitute one and the same instrument. Facsimile and other electronically scanned or delivered signatures shall be deemed originals for all purposes of this Agreement.

6. Benefits; Binding Effect. This Agreement shall be for the benefit of and binding upon the parties hereto and their respective heirs, personal representatives, legal representatives, successors and, where permitted and applicable, assigns, including, without limitation, any successor to the Company, Other Party whether by merger, consolidation, sale of stock, sale of assets or otherwise.

[Signatures Page Follows]

Doc ID: 30152afb39f9c07aaa4448fdac983c959f2ec1aa

[Signature Page to Interest Surrender Agreement]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

OTHER PARTY: Jennifer Kassan

Signature: / s /

COMPANY

MiTec, PBC

By:_____/ s /_____